Dome Audio Inc.

Statement Of Change In Shareholder's Deficit For The Years Ended December 31, 2020 And 2019

(Unaudited)

	Dome Audio, LLC	Dome Audio Inc.				
	Members' Equity	Common Stock Shares	Amount	Paid-in-capital	Accumulated Deficit	Total Shareholders' deficit
Balance, December 31, 2018	$ (148,037)	-	$ -	$ -	$ -	$ -
Capital distributions	(37,127)					
Conversion to corporation Issuance of Founder Shares	185,164	50,000,000	5,000	11,032	$ (185,164)	$ (169,132)
Net Loss					(128,571)	(128,571)
Balance, December 31, 2019	-	50,000,000	5,000	11,032	(313,735)	(297,703)
Members' Contributions	13,374					-
Capital Contributions				132,707		132,707
Net Loss					(152,532)	(152,532)
Balance, December 31, 2020	$ 13,374	50,000,000	$ 5,000	$ 143,739	$ (466,267)	$ (317,528)